Exhibit 5.1

Ambarella, Inc.

PO Box 309

Ugland House

Grand Cayman

KY1-1104

Cayman Islands

5 October 2012

Dear Sirs

Ambarella, Inc. (the “Company”)

We have acted as Cayman Islands counsel to the Company to provide this legal opinion in connection with the Company’s registration statement on Form S-1, including all amendments or supplements thereto (the “Form S-1”), filed with the United States Securities and Exchange Commission (the “Commission”) under the United States Securities Act of 1933 (the “Act”), as amended (the “Registration Statement”) related to the issuance of up to 5,804,651 Ordinary Shares of the Company (including up to 900,000 ordinary shares issuable upon exercise of an over-allotment option granted by the Company) (the “Sale Shares”) and the sale by certain shareholders of the Company (the “Selling Shareholders”) of 1,095,349 Ordinary Shares of the Company (the “Selling Shareholder Shares” and together with the Sale Shares, the “Shares”). Such public offering is being underwritten pursuant to an underwriting agreement (the “Underwriting Agreement”) among the Company and the underwriters named therein. This opinion is given in accordance with the terms of the Legal Matters section of the Form S-1.

1	Documents Reviewed

We have reviewed originals, copies, drafts or conformed copies of the following documents and such other documents that we deem necessary:

1.1	The certificate of incorporation dated 15 January 2004 and the amended and restated memorandum and articles of association of the Company adopted on 16 November 2011 (the “Current Articles”) and the amended and restated memorandum and articles of association of the Company adopted on 14 September 2012 and effective immediately upon the closing of the Company’s initial public offering of its Ordinary Shares (the “Post-IPO Articles”).

1.2	The minutes of the meeting of the board of directors of the Company held on 20 August 2012 (the “Minutes”) and the corporate records of the Company maintained at its registered office in the Cayman Islands.

1.3	The minutes of the extraordinary general meeting of the Company held on 14 September 2012 (the “Shareholder Minutes”).

1.4	a Certificate of Good Standing issued by the Registrar of Companies in the Cayman Islands (the “Certificate of Good Standing”);

1.5	a certificate from a director of the Company (the “Director’s Certificate”);

1.6	the register of members of the Company (the “Register”) as provided to us by the Company’s registrar and transfer agent on 24 September 2012; and

1.7	the Registration Statement.

2	Assumptions

The following opinion is given only as to, and based on, circumstances and matters of fact existing and known to us on the date of this opinion. This opinion only relates to the laws of the Cayman Islands which are in force on the date of this opinion. In giving this opinion we have relied (without further verification) upon the completeness and accuracy of the Director’s Certificate, the Register and the Certificate of Good Standing. We have also relied upon the following assumptions, which we have not independently verified:

2.1	Copy documents, conformed copies or drafts of documents provided to us are true and complete copies of, or in the final forms of, the originals.

2.2	All signatures, initials and seals are genuine.

2.3	There is nothing under any law (other than the law of the Cayman Islands) which would or might affect the opinions hereinafter appearing. Specifically, we have made no independent investigation of the laws of the United States of America.

3	Opinions

Based upon, and subject to, the foregoing assumptions and the qualification set out below, and having regard to such legal considerations as we deem relevant, we are of the opinion that:

3.1	The Company has been duly incorporated as an exempted company with limited liability and is validly existing and in good standing under the laws of the Cayman Islands.

3.2	The issue of the Sale Shares to be issued by the Company has been authorised, and when issued and paid for in the manner described in the Underwriting Agreement and the Registration Statement and in accordance with the resolutions adopted by the board of directors of the Company and when appropriate entries have been made in the Register of Members of the Company, such Sale Shares will be legally issued, fully paid and non-assessable.

3.3	The Selling Shareholder Shares have been legally issued as fully paid and non-assessable.

3.4	The authorised share capital of the Company is US$26,536.9973, divided into 44,444,444 Ordinary Shares of a par value of US$0.00045 each, 5,611,111 Series A Preferred Shares of a par value of US$0.00045 each, 3,665,550 Series B Preferred Shares of a par value of US$0.00045 each, 3,027,777 Series C Preferred Shares of a par value of US$0.00045 each and 2,222,222 Series D Preferred Shares of a par value of US$0.00045 each. Upon the Post-IPO Articles becoming effective, the authorised share capital of the Company will be US$99,000.00 divided into 200,000,000 Ordinary Shares of a nominal or par value of US$0.00045 each and 20,000,000 Preference Shares of a nominal or par value of US$0.00045.

Based upon, and subject to, the foregoing assumptions, and having regard to such legal considerations as we deem relevant, we hereby confirm to you that the statements made in Form S-1 under the caption “Taxation – Cayman Islands Taxation” constitutes our opinion in so far as such statements describe Cayman Islands law.

4	Qualifications

The opinions expressed above are subject to the following qualification:

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4.1	Under Cayman Islands law, the register of members (shareholders) is prima facie evidence of title to shares and this register would not record a third party interest in such shares. However, there are certain limited circumstances where an application may be made to a Cayman Islands court for a determination on whether the register of members reflects the correct legal position. Further, the Cayman Islands court has the power to order that the register of members maintained by a company should be rectified where it considers that the register of members does not reflect the correct legal position. As far as we are aware, such applications are rarely made in the Cayman Islands and for the purposes of the opinion given in paragraph 3.2, there are no circumstances or matters of fact known to us on the date of this opinion which would properly form the basis for an application for an order for rectification of the register of members of the Company, but if such an application were made in respect of the Company’s Ordinary Shares, then the validity of such shares may be subject to re-examination by a Cayman Islands court.

Except as specifically stated herein, we make no comment with respect to any representations and warranties which may be made by or with respect to the Company in any of the documents or instruments cited in this opinion or otherwise with respect to the commercial terms of the transactions the subject of this opinion.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement. In providing our consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Act or the Rules and Regulations of the Commission thereunder.

This opinion is addressed to you and may be relied upon by you and your counsel. This opinion is limited to the matters detailed herein and is not to be read as an opinion with respect to any other matter.

Yours faithfully

/s/ Maples and Calder

Maples and Calder

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